

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Brian Curci
Deputy General Counsel and Corporate Secretary
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **NRG Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2013**
> **Response dated November 27, 2013**
> **File No. 333-191797**

Dear Mr. Curci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated November 13, 2013 and we continue to believe that EME is a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended. Please identify EME as an underwriter, or provide additional analysis as to why you do not believe that EME is a statutory underwriter as defined in Section 2(a)(11). In doing so, please discuss why you do not believe that the exchange of EME's assets for shares of NRG common stock constitutes a purchase of securities from NRG, and why you do not believe that the distribution of NRG common stock to EME's unsecured creditors in satisfaction of outstanding obligations owed by EME to the unsecured creditors constitutes a sale of securities. We may have further comment after reviewing your response.

2. We note your response to comment 5 in our letter dated November 13, 2013 and we re-issue this comment. Rule 411(b)(2) applies to information that is not required in a prospectus, and your response indicates that you are incorporating by reference the filings of EME to comply with Item 11(e) of Form S-1, which is disclosure that is required to be contained in a prospectus. To the extent that Rule 411(a) governs your ability to incorporate by reference, we note that Rule 411(a) provides that information shall not be incorporated by reference in a prospectus unless otherwise provided in the appropriate form. A registrant filing on Form S-1 may not include information about a Form S-3 company in its prospectus through incorporation by reference. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.07. Please revise, including, if the information about EME is material, setting forth such information in the prospectus in full.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Assistant Director
Mara L. Ransom

cc: Katayun I. Jaffari